October 17, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Ms. Anne Nguyen Parker Branch Chief

Re:	Pioneer Southwest Energy Partners L.P. Amendment No. 1 Registration Statement on Form S-1 Filed September 13, 2007 File No. 333-144868
Ladies and Gentlemen:
     Set forth below are the responses of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2007 with respect to the Partnership’s Amendment No. 1 to Form S-1 filed with the Commission on September 13, 2007, File No. 333-144868 (“Amendment No. 1”).
     In Amendment No. 2 to the Partnership’s registration statement on Form S-1 (the “Registration Statement”), we have revised the disclosure to (i) respond to the Staff’s comments on Amendment No. 1, (ii) reflect changes made to the forms of partnership agreement and other ancillary agreements since the last filing, and (iii) update the Partnership’s forecast, historical financials and reserve information to reflect an increase in the working interest in oil and gas properties that the Partnership will own.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
General
1.	Please file the supplemental information provided in response to prior comment 13 on EDGAR. Additionally, please provide objective, verifiable support for the claim that Pioneer is the largest producer in the Spraberry field.

Response: On October 16, 2007, we filed on EDGAR our supplemental response dated September 13, 2007.

Attached as Exhibit A to this letter is the support for the claim that Pioneer is the largest producer in the Spraberry field. This claim is based on publicly available data from the Texas Railroad Commission, which was compiled by W.D. Von Gonten & Co. for a fee paid by UBS Investment Bank, an underwriter for this offering. W.D. Von Gonten & Co. pays for access to IHS Energy databases, which are organized databases of data available to the general public. W.D. Von Gonten & Co. used its access to the IHS Energy databases to generate Exhibit A hereto, which supports the claim that Pioneer is overwhelmingly the largest operator in the Spraberry field, based on reported gross production volumes per day for April 2007. Pioneer has no reason to believe that this data has since changed in a manner that would impact the continuing accuracy of the claim.

Securities and Exchange Commission October 17, 2007 Page 2
2.	We note your response to prior comment 28. Please revise your disclosure where applicable and indicate, as done in the response, that you do not have an established timeframe for the acquisition of midstream assets or undeveloped properties, are not party to any agreements related to acquisitions of this kind and may never undertake such acquisitions.

Response: We have revised the Registration Statement accordingly. Please see pages 1 and 76.

3.	We note your response to prior comment 30. Your conclusion that the contracts are not “material” appears to be premised on the fact that the Partnership is not a party to the agreements. Item 601(b)(10) also requires the filing of material contracts “in which the registrant. . . . has a beneficial interest.” Please provide us further analysis as to why these contracts do not need to be filed.

Response: The Partnership is neither a party nor a third-party beneficiary to the marketing agreements with Plains Marketing, L.P., ONEOK Inc. and TEPPCO Crude Oil. Further, Pioneer Natural Resources USA, Inc. (“Pioneer USA”), as operator, markets the production on behalf of all working interest owners, including the Partnership, and determines in its sole discretion the appropriate arrangements therefor. Finally, these marketing agreements are third-party agreements that were entered in the ordinary course of Pioneer USA’s business. While the Partnership will receive proceeds from the operator for sales by the operator under these agreements, for the reasons described above, we respectfully do not read Item 601(b)(10) as requiring these agreements to be filed.

4.	In response to prior comment 32, you indicate that no direct form of compensation will be paid to the officers and directors of the general partner. We refer you however, to Section 4.7 of the form of Administrative Services Agreement. The section appears to contemplate equity incentive compensation that would be directly payable by the Partnership, if the Partnership chose to provide such compensation, to the employees of Pioneer USA or its affiliates for the provision of the services listed in the agreement. Please clarify for us whether the compensation contemplated would be distinct from the amounts paid by the Partnership pursuant to Section 4.1 of the form of Administrative Services Agreement. We may have further comment.

Response: The general partner of the Partnership intends to adopt a long-term incentive plan pursuant to which its board of directors will award equity compensation to the directors of our general partner and may award equity compensation to employees and consultants of our general partner and its affiliates. The Partnership has agreed to reimburse our general partner for its costs incurred in connection with these awards, which reimbursement will be in addition to the reimbursement contemplated by Section 4.1(a) of the Administrative Services Agreement. Please see page 94 of the Registration Statement, where this fact has been clarified.
Non-GAAP Financial Measures, page 13
5.	We note your response to comment 17 of our letter dated August 23, 2007 and note EBITDAX will be required to be reported to your lenders under certain material debt covenants. In this regard, please refer to Question 10 of the Frequently Asked Questions

Securities and Exchange Commission October 17, 2007 Page 3
Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 to ensure your disclosures address the suggested areas of disclosure.

Response: We have revised the Registration Statement accordingly. Please see pages 13 and 63.
Capital Expenditures and Expenses, page 50
6.	We have reviewed your amended disclosure provided in response to comment 22 of our letter dated August 23, 2007. Revise to disclose if the $16 million in cash withheld for replacement reserves will be the only growth capital expenditures forecasted for the twelve months ended December 31, 2008. Your last sentence under “Capital Expenditures” on page 50 implies you may make other acquisitions outside of these replacement reserves during the forecast period that are not included in the table on page 45. Please expand your disclosures to address how you will fund any acquisitions outside of those incurred in excess of the $16 million withheld for replacement reserves. Also, tell us and disclose the expected maintenance capital expenditures forecasted for the twelve months ended December 31, 2008, and if, so, how you have considered and included these maintenance expenditures on the tables on pages 43 and 45.

Response: We have revised the Registration Statement to disclose that our assets are comprised of only producing properties and as a result, we will not incur capital expenditures associated with undeveloped properties. We have included in forecasted workover expense our anticipated maintenance expenditures associated with our producing properties. Our forecasted reserve for capital expenditures is only expected to be used for acquisitions to replace our expected annual production decline. Please see “Capital Expenditures and Expenses” on page 51.
Critical Accounting Estimates, page 69
7.	We have reviewed your amended disclosure provided in response to comment 26 to our letter dated August 23, 2007. Revise to expand on such factors as how you arrived at the estimate, how accurate the estimates have been in the past, and whether the estimates are reasonably likely to change in the future. Please provide quantitative disclosure where possible to provide investors a sensitivity analysis for your estimates

Response: We have revised the Registration Statement accordingly. Please see pages 72 and 73.
Business, page 73
Competitive Strengths, page 75
8.	We note the revisions made under this heading in response to prior comment 27. It is not apparent from the added text that you intend to enter into a credit facility and intend on relying on the facility to make additional acquisitions. As such, the statement regarding your lack of indebtedness as a competitive strength does not appear to have been placed within the appropriate context. We reissue the comment. Please revise your disclosure accordingly.

Response: We have deleted the statement regarding our lack of indebtedness. Please see page 79.

Securities and Exchange Commission October 17, 2007 Page 4
Unaudited Pro Forma Statement of Operations, page F-4
9.	We note footnote (d) to adjust lease operating expense for the COPAS fee. Please revise to clarify why the amount of these adjustments for the six months ended June 30, 2007 and the year ended December 31, 2006, $2.368 million and $4.550 million respectively, do not reconcile to the COPAS fees disclosed for the same periods on page 60 under Production Expenses and General and Administrative Expenses — $3.1 million and $5.8 million.

Response: We have revised the Registration Statement accordingly. Please see page F-10.
Engineering Comments
10.	In comment 41 of our letter, we asked that you provide us a listing of “generally accepted petroleum engineering and evaluation principles” and cite a reference for same in your document. As we have not received this information and could find no reference in the amendment, we reissue the request.

Response: We have revised the Registration Statement accordingly and, per our telephonic conversation with Mr. Winfrey, have deleted the phrase that references “generally accepted petroleum engineering and evaluation principles.” Please see page 80.

11.	We also asked that you discuss the procedures you follow to reconcile differences between your estimates and those performed by the third party engineer. We could not find such discussion in the amendment and we reissue the request.

Response: We have revised the Registration Statement accordingly per our telephonic conversation with Mr. Winfrey. Please see page 80.

12.	Your response 43 indicates that you do not have reliable data for the partnership’s properties required for compliance with our request. Please amend your document to disclose the “Reserve-to-Production Ratio” and “Estimated Production Decline Rate” applicable to Pioneer’s aggregate Spraberry proved developed producing properties as of year-end 2006.

Response: We have revised the Registration Statement accordingly. Please see pages 50 and 77.

Securities and Exchange Commission October 17, 2007 Page 5
     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, William Finnegan at (713) 758-3704 or Cheryl Hogan at (713) 758-4536.

Very truly yours,

PIONEER SOUTHWEST ENERGY
PARTNERS L.P.

By:	Pioneer Natural Resources GP LLC,
its general partner

By:	/s/ Richard P. Dealy

Richard P. Dealy
Executive Vice President, Chief Financial
Officer, Treasurer and Director

cc:	William Finnegan (by facsimile) Vinson & Elkins LLP 2500 First City Tower 1001 Fannin Street Houston, Texas 77002-6760

Robert Kimball (by facsimile) Vinson & Elkins LLP 2001 Ross Avenue Suite 3700 Dallas, Texas 75201-2975

EXHIBIT A

		Production
Rank	Producers in Spraberry Field	(BOE/day)
1	PIONEER NATURAL RESOURCES USA INC	42,972
2	ENDEAVOR ENERGY RESOURCES LIMITED PRTS	12,917
3	HENRY PETROLEUM LIMITED PARTNERSHIP	12,663
4	CHEVRON MIDCONTINENT LIMITED PARTNERSHIP	7,144
5	LCX ENERGY LIMITED LIABILITY CORP	6,529
6	JM COX RESOURCES LIMITED PARTNERSHIP	3,704
7	ST MARY LAND & EXPLORATION COMPANY	3,549
8	TAMARACK PETROLEUM COMPANY INCORPORATED	3,116
9	SUMMIT PETROLEUM LIMITED LIABILITY CORP	2,997
10	MARINER ENERGY INCORPORATED	2,694
11	BP AMERICA PRODUCTION COMPANY	2,662
12	FASKEN OIL AND RANCH LTD	2,119
13	PRIME OPERATING COMPANY	1,935
14	MERIT ENERGY COMPANY	1,795
15	PATTERSON PETROLEUM LP	1,402
16	DISCOVERY OPERATING INCORPORATED	1,389
17	EXL PETROLEUM LIMITED PARTNERSHIP	1,302
18	BTA OIL PRODUCERS	1,284
19	CHESAPEAKE OPERATING INCORPORATED	1,202
20	TERRACE PETROLEUM CORPORATION	1,110
21	CIMAREX ENERGY OF COLORADO	1,079
22	FOREST OIL CORPORATION	1,017
23	CONOCOPHILLIPS COMPANY	788
24	ENERGEN RESOURCES CORPORATION	772
25	PRIMEXX OPERATING CORPORATION	771
26	MOMENTUM ENERGY CORPORATION	635
27	LEGACY RESERVES OPERATING LP	482
28	MIDLAND ENERGY INCORPORATED	445
29	CITATION OIL & GAS CORPORATION	423
30	ROFF OPERATING COMPANY LLC	401
31	PETROPLEX ENERGY INCORPORATED	335
32	PITTS ENERGY COMPANY	329
33	OGX RESOURCES LIMITED LIABILITY CORP	302
34	APACHE CORPORATION	272
35	BYRD OPERATING COMPANY	256
36	MANHATTAN PETROLEUM INCORPORATED	251
37	BC OPERATING INCORPORATED	250
38	DEVON ENERGY PRODUCTION COMPANY L P	244
39	KIRKPATRICK OIL COMPANY	210
40	PED OIL CORPORATION	205
41	TSF OPERATING	198
42	PATRIOT RESOURCES INCORPORATED	190
43	DEAN ENERGY INCORPORATED	186

44	LAVANCO ENERGY LIMITED	183
45	HAMMAN OIL & REFINING COMPANY	167
46	H & M RESOURCES LIMITED LIABILITY CORP	163
47	ATLANTIC OPERATING INCORPORATED	161
48	TRINITY OPERATING & PROD INCORPORATED	153
49	CAMBRIAN MANAGEMENT LIMITED	152
50	SAHARA OPERATING COMPANY	147